John J. Gallagher III
Executive Vice President
and Chief Financial Officer
Celanese Corporation
1601 W. LBJ Freeway
Dallas, TX 75234
Phone: 972 443 4540
john.gallagher@celanese.com

September 21, 2006
Via EDGAR — Correspondence File
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Re:	Celanese Corporation Form 10-K for the year ended December 31, 2005; Form 10-Q for the quarter ended March 31, 2006; File Nos. 1-32410 and 333-122587-18
Dear Mr. Decker:
We have reviewed the additional comments in your letter dated August 30, 2006. Per your request, our responses are as follows:
CELANESE CORPORATION
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
Financial Statements
     Statements of Operations, page F-4
2.	We note your response to prior comment 6. It remains unclear how you determined it was appropriate to characterize these amounts as special given that they have been recorded in multiple periods. For each component of special (charges) gains recorded during the three years ended December 31, 2005 and the six months ended June 30, 2006, provide us with a detailed description of the charge (gain). Your description should include the amount of the component as well as how you determined the component met the definition of special. As we stated in prior comment 6, the following are the most common definitions from Merriam-Webster’s dictionary for the word special:
•	distinguished by some unusual quality;

September 21, 2006

•	readily distinguishable from others of the same category;

•	unique; and

•	being other than usual.
Response: We will change our description Special Charges to Other Charges in future filings.
Notes to Financial Statement
Note 4. Summary of Accounting Policies
     Earnings Per Share, page F-23
3.	We note your response to prior comment 7. We remind you that paragraph 61 of SFAS 128 states that the two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participation security according to dividends declared (or accumulated) and participation rights in undistributed earnings. You state that the terms of your Series A and Series B common shares are identical, with the exception of Series B shares’ conversion feature, and their entitlement to the stock dividend and special cash dividend. Given these different dividend rights, it is unclear how you determined it would be appropriate to consider the Series B shares as converted to Series A shares for purposes of calculating EPS. As previously requested, please provide us with your earnings per share calculations using the two-class method for the year ended December 31, 2005. If the amounts are different from those currently presented, please also revise your presentation accordingly. Refer to paragraphs 60 and 61 of SFAS 128 and EITF 03-6.
Response: We have previously provided you with an estimate of 2005 earnings per share using the two-class method. This estimate is subject to the limitation that we did not close our books on either January 26, 2005, the date we first issued Series A Common Stock, or on April 7, 2005, the date all shares of Series B Common Stock converted to Series A Common Stock. As such, we performed high level allocations of quarterly earnings for purposes of bifurcating earnings between the two classes of shares.
We do not believe the $804 million dividend should be viewed as a preferential payment to the Series B shareholders, as we effectively declared this dividend at a point in time when we had only one class of shareholder. Our Series A common shares were first

September 21, 2006

issued on January 26, 2005, several days after we filed documents with the SEC disclosing the mandatory payment of the dividend to Series B shareholders. (See additional information below under Background on Articles of Incorporation.) Further, our intentions with respect to this dividend were prominently disclosed to potential Series A shareholders on the cover of the Prospected dated January 20, 2005.
We did not treat the $804 million Series B cash dividend as a distribution of earnings for purposes of the two-class EPS calculations. When the dividend was paid on April 7, 2005, we had a significant accumulated deficit. Our net loss available to common shareholders was $12 million for the three month period ended March 31, 2005, and $253 million for the period from inception to December 31, 2004. We accordingly had no accumulated earnings to distribute.
In our opinion, the disclosure of earnings per share under the two-class method for the affected period (2005 only) would not provide meaningful information to our investors. The period during which two classes were simultaneously outstanding was relatively short. The Class B dividend activity during that period had been predetermined prior to the issuance of Class A shares, and had been fully disclosed to potential Class A shareholders during the initial public offering process.
Background on Articles of Incorporation
We filed the Amended and Restated Certificate of Incorporation of Celanese Corporation with the SEC as Exhibit 3.1 to Form S-1, Registration No. 333-120187, on January 13, 2005. The Certificate provides in Article IV, Section 4.3.(b)(ii)(A) and (B) that the Corporation shall declare mandatory dividends to the holders of Series B Common Stock payable on a pro rata basis with respect to the then-outstanding shares of Series B Common Stock (the “Mandatory Dividends”) as follows:
(A) on or as soon as possible after April 7, 2005:
(1) an aggregate cash dividend equal to $952,000,000 (subject to adjustment by means of a further amendment to the Amended and Restated Certificate of Incorporation); and
(2) an aggregate cash dividend equal to the net proceeds, if any, received by the Corporation from the sale of up to 7,500,000

September 21, 2006

shares of Series A Common Stock pursuant to the over-allotment option to be granted to the underwriters of the initial public offering of the Series A Common Stock contemplated by the preliminary prospectus for such offering, dated January 5, 2005 (the “Over-Allotment Option”); and
(B)	as soon as possible following the expiration of the Over-Allotment Option (which will occur 30 days after the date of the underwriting agreement to be entered into in connection with the initial public offering of the Series A Common Stock) a stock dividend, paid in shares of Series A Common Stock, of an aggregate number of shares of Series A Common Stock equal to (1) 7,500,000 minus (2) the number of shares of Series A Common Stock actually purchased pursuant to the Over-Allotment Option.
In addition, Article IV, Section 4.3.(f)(ii) addresses the conversion of Series B Common Stock into Series A Common Stock upon the payment of the Mandatory Dividends as follows:
(ii) Immediately upon the payment in full of the Mandatory Dividends to the holders of Series B Common Stock (the “Conversion Event”), without any action on the part of the Corporation or any holder or holders of Series B Common Stock, each share of Series B Common Stock issued and outstanding immediately prior to the payment of the Mandatory Dividends shall automatically be converted into one fully paid and nonassessable share of Series A Common Stock. . . . Immediately upon the occurrence of the Conversion Event, the rights of the holders of shares of Series B Common Stock so converted, as such, shall cease and such holders shall be treated for all purposes as having become the holders of the shares of Series A Common Stock issuable upon such conversion; provided however, that such persons shall be entitled to receive when paid any dividends declared on the Series B Common Stock as of the record date preceding the Conversion Event and unpaid as of the time of the Conversion Event.

September 21, 2006

As contemplated in the Registration Statements, we revised the Amended and Restated Certificate of Incorporation and filed the Second Amended and Restated Certificate of Incorporation of Celanese Corporation under Item 5.03, Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year, as Exhibit 3.1 to Form 8-K filed with the SEC on January 28, 2005. This amendment, among other things, (i) effected a stock split of each share of Series B Common Stock of the corporation immediately prior to the filing of the certificate with the Secretary of State of Delaware, into 152.772947 shares of Series B Common Stock and (ii) amended the terms of the previously existing Certificate of Incorporation relating to the payment of the Mandatory Dividends on the Series B Common Stock. The Certificate provides in Article IV, Section 4.3.(b)(ii)(A) and (B), that the Corporation shall declare the following Mandatory Dividends on the Series B Common Stock, payable on a pro rata basis with respect to the then-outstanding shares of Series B Common Stock as follows:
(A)	On or as soon as practicable after April 7, 2005:
(1) an aggregate cash dividend equal to $803,359,144; and
(2) an aggregate cash dividend equal to $15.20 multiplied by the number of shares of Series A Common Stock purchased by the underwriters of the initial public offering of the Series A Common Stock contemplated by the prospectus for such offering, dated January 20, 2005, pursuant to the option granted to such underwriters, under the underwriting agreement related to such offering, to purchase up to 7,500,000 shares of Series A Common Stock (the “Over-Allotment Option”); and
(B)	as soon as possible following the expiration of the Over-Allotment Option (which will occur on February 19, 2005) a stock dividend, paid in shares of Series A Common Stock of an aggregate number of shares of Series A Common Stock equal to (1) 7,500,000 minus (2) the number of shares of Series A Common Stock actually purchased pursuant to the Over-Allotment Option.
     In addition, Article IV, Section 4.3.(f)(ii) addresses the conversion of Series B Common

September 21, 2006

Stock into Series A Common Stock upon the payment of the Mandatory Dividends as follows:
(ii) Immediately upon the Conversion Event, without any action on the part of the Corporation or any holder or holders of Series B Common Stock, each share of Series B Common Stock issued and outstanding immediately prior to the payment of the Mandatory Dividends shall automatically be converted into one fully paid and nonassessable share of Series A Common Stock. . . . Immediately upon the occurrence of the Conversion Event, the rights of holders of shares of Series B Common Stock so converted, as such, shall cease and such holders shall be treated for all purposes as having become the holders of the shares of Series A Common Stock issuable upon such conversion; provided, however, that such persons shall be entitled to receive when paid any dividends declared on the Series B Common Stock as of a record date preceding the Conversion Event and unpaid as of the time of the Conversion Event.
Note 10. Investments
     Cost Investments, page F-32
4.	We note your response to prior comment 8. Please expand your disclosures related to your investments in which you own 20% or more of the voting stock of the investee and account for under the cost method. Your disclosures should explain how you determined you are not able to exercise significant influence over the entity and should include a discussion about the government’s influence over the entities in their respective countries.
Response: We will expand our disclosure in future filings related to investments in which we own more than 20 percent of the voting stock and account for the investment under the equity method. The following disclosure will appear immediately after the table of cost method investments in Note 10 to our consolidated financial statements:
The Company does not exercise significant influence over National Methanol Company, Kunming Cellulose Fibers Co. Ltd., Nantong Cellulose Fibers Co. Ltd., and Zhuhai Cellulose Fibers. The

September 21, 2006

Company accordingly accounts for its interest in these entities under the cost method. The Company determined that it does not exercise significant influence over these entities due to local governmental investment in and influence over the entities, limitations on the Company’s involvement in day-to-day operations, and the present inability of the entities to provide U.S. GAAP financial information.
FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2006
General
5.	Please address the above comments in your interim filings as well.
Response: With respect to our Form 10-Q for the quarter ended March 31, 2006, we reiterate the foregoing responses to the extent relevant to our 10-Q. We will modify our future 10-Q filings as indicated in the foregoing responses to the extent relevant to a 10-Q filing.
CELANESE HOLDINGS LLC
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
General
6.	Please address the comments above, as applicable, to Celanese Holdings LLC.
Response: With respect to our Celanese Holdings LLC Form 10-K for the year ended December 31, 2005, we reiterate the foregoing responses to the extent relevant to Celanese Holdings LLC. We will modify our future Celanese Holdings LLC filings as indicated in the foregoing responses to the extent relevant to a 10-Q filing.
Again, thank you for the opportunity to provide responses. Please feel free to contact me with any additional questions or comments you may have.
Sincerely,
John J. Gallagher III
Executive Vice President and Chief Financial Officer
cc: Edward Tolley, Simpson, Thacher & Barlett